SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 2)

The Fairchild Corporation
(Name of Issuer) Class A Common Stock, par value $0.10 per share Class B Common Stock, par value $0.10 per share
(Title of Class of Securities) Class A Common Stock: 303698 10 4 Class B Common Stock: 303698 20 3 (CUSIP Number)

Andrea Goren Phoenix FA Holdings, LLC 110 East 59th Street Suite 1901 New York, New York 10022 (212) 759-1909	Eulalia M. Mack, Esq. Thelen LLP 875 Third Avenue New York, New York 10022 (212) 603-2214
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) September 17, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d–1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on Following Pages)

Class A Common Stock: 303698 10 4 Class B Common Stock: 303698 20 3	13D	Page 2 of 8

1.	NAME OF REPORTING PERSONS: Phoenix FA Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, OO (See Item 5)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER Class A Common Stock: 10,933,248 Class B Common Stock: 2,593,996 (See Item 5)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER Class A Common Stock: 10,933,248 Class B Common Stock: 2,593,996 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Common Stock: 10,933,248 Class B Common Stock: 2,593,996 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Common Stock: 43.34% Class B Common Stock: 98.96% (See Item 5)
14.	TYPE OF REPORTING PERSON OO

2

Class A Common Stock: 303698 10 4 Class B Common Stock: 303698 20 3	13D	Page 3 of 8

1.	NAME OF REPORTING PERSONS: SG Phoenix Ventures IV LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 5)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER Class A Common Stock: 10,933,248 Class B Common Stock: 2,593,996 (See Item 5)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER Class A Common Stock: 10,933,248 Class B Common Stock: 2,593,996 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Common Stock: 10,933,248 Class B Common Stock: 2,593,996 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Common Stock: 43.34% Class B Common Stock: 98.96% (See Item 5)
14.	TYPE OF REPORTING PERSON OO

3

Class A Common Stock: 303698 10 4 Class B Common Stock: 303698 20 3	13D	Page 4 of 8

1.	NAME OF REPORTING PERSONS: Philip S. Sassower
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 5)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER Class A Common Stock: 10,933,248 Class B Common Stock: 2,593,996 (See Item 5)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER Class A Common Stock: 10,933,248 Class B Common Stock: 2,593,996 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Common Stock: 10,933,248 Class B Common Stock: 2,593,996 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Common Stock: 43.34 Class B Common Stock: 98.96% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

4

Class A Common Stock: 303698 10 4 Class B Common Stock: 303698 20 3	13D	Page 5 of 8

1.	NAME OF REPORTING PERSONS: Andrea Goren
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO (See Item 5)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER Class A Common Stock: 10,933,248 Class B Common Stock: 2,593,996 (See Item 5)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER Class A Common Stock: 10,933,248 Class B Common Stock: 2,593,996 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Common Stock: 10,935,248 Class B Common Stock: 2,593,996 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Common Stock: 43.34% Class B Common Stock: 98.96% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

5

Class A Common Stock: 303698 10 4 Class B Common Stock: 303698 20 3	13D	Page 6 of 8

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D, originally filed with the Securities and Exchange Commission (the “Commission”) on November 21, 2007, by the Phoenix Group (i.e., Phoenix FA Holdings, LLC, (“Phoenix”), SG Phoenix Ventures IV LLC (“SG Phoenix”), Philip S. Sassower and Andrea Goren), as amended by Amendment No. 1 filed with the Commission on December 20, 2007 (as so amended, the “Schedule 13D”).  Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.  Except as supplemented by the information contained herein or otherwise expressly indicated below, the information provided in the Schedule 13D remains in effect.

The Phoenix Group is making this single, joint filing because it may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act as previously disclosed in the Schedule 13D and by reason of the terms of a Stockholders’ Agreement, fully executed by all parties and delivered on September 17, 2008, with an effective date of September 5, 2008 (the “Stockholders’ Agreement”), as more fully described in Item 6 of this Amendment, among Phoenix and the Steiner Group (i.e., Jeffrey J. Steiner, Eric I. Steiner, Benjamin Steiner, Natalia F. Hercot, The Steiner Children’s Trust, Jeffrey Steiner Family Foundation, The Steiner Group LLC and Bayswater Ventures LP), the Phoenix Group and the Steiner Group may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act.  Pursuant to Rule 13d-1(k)(2), the Phoenix Group and the Steiner Group are each filing a separate Schedule 13D with the Commission.

Item 1.  Security and Issuer

This Amendment relates to shares of Class A and Class B common stock, $.10 par value per share (together, the “Common Stock”), of The Fairchild Corporation, a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 1750 Tysons Boulevard, Suite 1400, Mclean, Virginia 22102.

Item 4.  Purpose of Transaction.

Item 4 to the Schedule 13D is hereby amended, in pertinent part, by adding the following:

In order to help utilize all the talents of the Phoenix Group and the Steiner Group to maximize the value of the Issuer for the benefit of its stockholders, Phoenix and the Steiner Group have entered into the Stockholders’ Agreement as discussed further under Item 6.

Item 5.  Interest in Securities of the Issuer.

Item 5 to the Schedule 13D is hereby amended, in pertinent part, by adding the following:

(a) and (b).  As of September 17, 2008, an aggregate of 10,933,248 issued and outstanding shares of the Issuer’s Class A Common Stock (the “Class A Shares”) and an aggregate of 2,593,996 issued and outstanding shares of the Issuer’s Class B Common Stock (the “Class B Shares,” which together with the Class A Shares, are referred herein as the “Shares”) were subject to the Stockholders’ Agreement.  The Class A Shares represent approximately 43.34% of the issued and outstanding shares of the Issuer’s Class A Common Stock and the Class B Shares represent approximately 98.96% of the issued and outstanding shares of the Issuer’s Class B Common Stock, based upon 22,604,835 shares of Class A Common Stock outstanding, and 2,621,338 shares of Class B Common Stock outstanding, in each case as reported in the Issuer’s most recently filed Form 10-Q for the quarterly period ended June 30, 2008.  By virtue of the Stockholders’ Agreement, as more fully described in Item 6, the Phoenix Group may be deemed to share with the Steiner Group the power to vote or direct the voting of the Shares and to have the right to dispose

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Class A Common Stock: 303698 10 4 Class B Common Stock: 303698 20 3	13D	Page 7 of 8

or direct the disposition of the Shares.  Phoenix is the owner of record of 6,959,288 shares of Class A Common Stock (the “Phoenix Shares”).  The purchase by Phoenix of the Phoenix Shares is as described in Item 5 of the Schedule 13D and is incorporated by reference herein.  Pursuant to the Stockholders’ Agreement, Phoenix has granted an irrevocable proxy to Philip Sassower and Andrea Goren to vote the Phoenix Shares.  SG Phoenix, as the managing member of Phoenix, may be deemed the beneficial owner of the Phoenix Shares.  Philip Sassower and Andrea Goren, as the co-managers of SG Phoenix and by virtue of the irrevocable proxy granted them by Phoenix, may be deemed the beneficial owners of the Phoenix Shares.  Each of SG Phoenix, Philip Sassower and Andrea Goren disclaims any beneficial ownership of the securities held by Phoenix except to the extent of its or his pecuniary interest therein.  The Phoenix Group, pursuant to the Stockholders’ Agreement, may be deemed to have control over the Steiner Group Shares as described in Item 6 below and to therefore be the beneficial owner of such Shares.  Each member of the Phoenix Group disclaims any beneficial ownership of the Steiner Group Shares except to the extent of its or his pecuniary interest therein.

(c).  Other than as described in this Amendment, neither Phoenix, nor, to the knowledge of Phoenix, the Steiner Group has effected any transaction in the Common Stock during the past 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 to the Schedule 13D is hereby amended, in pertinent part, by adding thereto the following:

Pursuant to the Stockholders’ Agreement, and subject to the terms and conditions contained therein, at any time at which stockholders of the Issuer will have the right to or will vote for or consent to the election of directors of the Issuer, Phoenix and the Steiner Group (together, the “Stockholders’ Group”) members agree to vote (or cause to be voted) all the Shares then owned or hereafter acquired by them in favor of the election to and maintaining a board of directors consisting of at least four individuals designated in the following manner:  two directors shall be designated by Phoenix and two directors designated by the Steiner Group.

Phoenix and the Steiner Group further agree, with respect to any other proposal on which stockholders of the Issuer have the right to or will vote on or consent to, including the election of each director (other than the directors designated by Phoenix and the Steiner Group respectively), to meet and confer prior to the date of the stockholder vote or consent on such proposal, in an effort to agree on how their respective Shares would be voted (whether for, against or withheld), or if such Shares would consent with respect to such proposal and to cause their respective Shares to be voted (or consent to be given or withheld) in accordance with such agreement. In the event that no agreement could be reached, each of Phoenix and the Steiner Group would cause their respective Shares not to be voted (or consent not to be given).

In connection with the foregoing, Phoenix and each Steiner Group member, subject to the terms and conditions contained in the Stockholders’ Agreement, has granted to and appointed certain individuals, as designated respectively by Phoenix and the Steiner Group, as such Phoenix and Steiner Group member’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such stockholder, to vote all of such Phoenix’ or Steiner Group’s member’s Shares in accordance with the provisions described above during the term of the Stockholders’ Agreement.  Phoenix has designated each of Philip Sassower and Andrea Goren as its proxy.  In furtherance of such provision of the Stockholders’ Agreement, Phoenix has executed an irrevocable proxy, a copy of which is filed as an exhibit hereto.  Furthermore, pursuant to the Stockholders’ Agreement, each member of the Steiner Group has agreed that, in the event its Shares are not voted (or consented) as agreed pursuant to

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Class A Common Stock: 303698 10 4 Class B Common Stock: 303698 20 3	13D	Page 8 of 8

the Stockholders’ Agreement, each of Philip Sassower and Andrea Goren shall have an irrevocable proxy to vote such Steiner Group member’s Shares in accordance with the Stockholders’ Agreement.  Conversely, Phoenix has agreed that, in the event its Shares are not voted (or consented) as agreed pursuant to the Stockholders’ Agreement, each of Benjamin Steiner and Eric Steiner shall have an irrevocable proxy to vote Phoenix’s Shares in accordance with the Stockholders’ Agreement.

Pursuant to the Stockholders’ Agreement, after the termination of a lockup period on September 5, 2011, any member of the Stockholders’ Group who desires to sell all (but not less than all) of its portion of the Shares (“Offered Shares”) shall first offer the Offered Shares to the other members of the Stockholders’ Group who may purchase the Offered Shares on a pro rata basis as described in the Stockholders’ Agreement.

If at any time after September 5, 2011, a member of the Stockholders’ Group desires to sell all its shares to a third-party who is not an affiliate (as defined the Stockholders’ Agreement) of the Issuer or the Stockholders’ Group, after the non-selling members of the Stockholders’ Group elect not to purchase the Offered Shares, the selling member may, at its sole discretion, elect to “drag-along” the non-selling Stockholders’ Group members and cause their Shares to be sold to the third-party on the same terms and conditions as the Offered Shares.  If the selling member does not exercise its drag along rights in connection with a sale to a third-party, each of the non-selling members of the Stockholders’ Group, after receipt of a sale notice from the selling member, will have a right to have all of its Shares sold on the same terms and conditions offered to the selling member to the third-party.
Pursuant to the Stockholders’ Agreement, at any time until September 5, 2009, the Steiner Group has an option to purchase from Phoenix, up to 20% of the Class A Shares owned by Phoenix as of the date of the Stockholders’ Agreement plus up to 20% of any shares of the Issuer’s stock subsequently acquired by Phoenix.

The Stockholders’ Agreement provides that it will terminate when either Phoenix or the Steiner Group and their permitted successors and assigns, hold in the aggregate less than 25% of the combined Phoenix and Steiner Group shares of the Issuer.

The foregoing summary description of the terms and conditions of the Stockholders’ Agreement is qualified in its entirety by reference to the Stockholders’ Agreement which is included as an exhibit to this Amendment.

Except as referred to above, to the best knowledge of Phoenix there are no contracts, arrangements, understandings or relationships with any persons with respect to any securities of the Issuer by any of members of the Stockholders’ Group.

Item 7.  Materials to be Filed as Exhibits

Exhibit Number	Description of Exhibit
A	Joint Filing Agreement, dated November 21, 2007.
B	Stockholders’ Agreement dated as of September 5, 2008, among certain holders of Class A Common Stock and Class B Common Stock of The Fairchild Corp.
C	Irrevocable Proxy, dated September 17, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:	September 23, 2008	PHOENIX FA HOLDINGS, LLC By: SG Phoenix Ventures IV LLC, its Managing Member
		By:	/s/ Andrea Goren
Name: Andrea Goren Title: Member
Dated:	September 23, 2008	SG PHOENIX VENTURES IV LLC
		By:	/s/ Andrea Goren
Name: Andrea Goren Title: Member
/s/ Philip S. Sassower
Dated:	September 23, 2008	Philip S. Sassower
/s/ Andrea Goren
Dated:	September 23, 2008	Andrea Goren

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned parties hereby agree to file jointly this Schedule 13D (including any amendments thereto) with respect to the Class A Common Stock and Class B Common Stock, par value $0.10 per share, of The Fairchild Corporation.  It is understood and agreed that each of the parties hereto is responsible for the timely filing of this Schedule 13D and any amendments thereto, and for the completeness and accuracy of information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning another party unless such party knows or has reason to believe that such information is inaccurate.

It is understood and agreed that a copy of this agreement shall be attached as an exhibit to the Schedule 13D, and any amendments thereto, filed on behalf of the parties hereto.

Dated:	November 21, 2007	PHOENIX FA HOLDINGS, LLC By: SG Phoenix Ventures IV LLC, its Managing Member
		By:	/s/ Andrea Goren
Name: Andrea Goren Title: Member
Dated:	November 21, 2007	SG PHOENIX VENTURES IV LLC
		By:	/s/ Andrea Goren
Name: Andrea Goren Title: Member
/s/ Philip S. Sassower
Dated:	November 21, 2007	Philip S. Sassower
/s/ Andrea Goren
Dated:	November 21, 2007	Andrea Goren

Exhibit B

STOCKHOLDERS’ AGREEMENT

Relating to

CLASS A COMMON STOCK

and

CLASS B COMMON STOCK

of

FAIRCHILD CORPORATION

Dated as of September 5, 2008

EXHIBITS

Exhibit A      Form of Irrevocable Proxy

SCHEDULES

Schedule I    Stockholders

STOCKHOLDERS’ AGREEMENT

This STOCKHOLDERS’ AGREEMENT (this “Agreement”) dated as of September 5, 2008, is entered into among the holders of Class A common stock, par value $0.10 (the “Class A Common Stock”) of The Fairchild Corporation (the “Company”), the holders of Class B common stock, par value $0.10 (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”) of the Company identified on Schedule I hereto (collectively, the “Stockholders” and, individually, each a “Stockholder”), and the Representatives (as defined below), solely in their capacity as such.

W I T N E S S E T H:

WHEREAS, the Company is a corporation duly organized and existing under the laws of the State of Delaware, with authorized voting stock of 25,226,173 shares of Common Stock consisting of:  (i) 22,604,835 shares of Class A Common Stock, entitled to one vote per share, and (ii) 2,621,338 shares of Class B Common Stock, entitled to ten votes per share;

WHEREAS, the Stockholders seek to leverage all Stockholders’ skills and talents to help maximize the value of the Company for the benefit of its stockholders by entering into this Agreement; and

WHEREAS, in connection with the foregoing, the Stockholders desire to provide for certain matters concerning the voting and transfer of the Common Stock as set forth herein;

NOW, THEREFORE, in consideration of the premises and of the mutual consents and obligations hereinafter set forth, the parties hereto hereby agree as follows:

SECTION 1. DEFINITIONS

As used in this Agreement, the following capitalized terms shall have the respective meanings set forth below or in the Section of this Agreement referred to below:

(a)  “Affiliate” shall mean, as to any Person, any other Person (other than a subsidiary) (a) which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such Person of the first part (including without limitation any general partner, officer or director of such Person and any venture capital or other similar investment fund now or hereafter existing which is controlled by or under common control with one or more general partners or shares the same management company with such Person), (b) which beneficially owns or holds ten percent (10%) or more of any class of the voting stock of such Person of the first part or (c) ten percent (10%) or more of the voting stock (or in the case of a Person which is not a corporation, ten percent (10%) or more of the equity interests) of which is beneficially owned or held by such Person of the first part or one of its subsidiaries.  The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

(b)  “Approved Sale” shall have the meaning set forth in Section 5(a).

(c)  “As-Converted, Fully-Diluted Basis” shall mean the number of shares of Common Stock outstanding at any time assuming (i) the conversion, exercise or exchange of all outstanding convertible, exercisable or exchangeable securities into Common Stock, (ii) the exercise of all outstanding warrants, options or other rights to subscribe for or purchase any Common Stock and (iii) the exercise of all outstanding warrants, options or other rights to subscribe for or purchase any securities convertible into or exchangeable or exercisable for Common Stock and the conversion, exercise or exchange of any such securities into or for Common Stock.

(d)  “Board of Directors” shall have the meaning set forth in Section 3(a).

(e)  “Common Stock” shall have the meaning set forth in the Preamble.

(f)  “Company” shall have the meaning set forth in the Preamble.

(g)  “Competitor” shall mean, for so long as the Company shall be engaged in such businesses, a Person conducting operations or providing services, directly or indirectly, alone, in association with or as a stockholder, principal, agent, partner, officer, director, employee or consultant of any other organization, in the business (i) of design and retail sale of motorcycle apparel, protective clothing, helmets, and technical accessories for motorcyclists; (ii) of distribution of aircraft parts or the provision of component repair and overhaul services to commercial airlines and air cargo carriers, fixed-base operators, corporate aircraft operators and other aerospace companies; or (iii) any other business that the Company is actually engaged in from time to time.

(h)  “Director” shall have the meaning set forth in Section 3(a).

(i)  “Equity Security” shall mean any capital stock (including the Common Stock and Preferred Stock) of the Company, whether now authorized or not, and rights, options, warrants or rights to purchase capital stock, and securities of any type whatsoever that are, or may become, convertible into, capital stock (the number of shares of an Equity Security which is a convertible security shall be the number of shares of such Equity Security which would result upon the immediate conversion of such convertible security, without regard to when such convertible security may in fact be converted).

(j)  “Exercise Closing” shall have the meaning set forth in Section 7(c).

(k)  “Exercise Date” shall have the meaning set forth in Section 7(b).

(l)  “Exercise Period” shall have the meaning set forth in Section 7(a).

(m)  “Exercising Non-Selling Stockholder” shall have the meaning set forth in Section 4(b)(i).

(n)  “Group” shall mean, in the case of any Stockholder, such Stockholder and any Affiliate of such Stockholder.

(o)  “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

(p)  “Liens” shall have the meaning set forth in Section 4(b)(ii).

(q)  “Lock-Up Period” shall be from the date of this Agreement to September 5, 2011.

(r)  “Non-Selling Stockholders” shall have the meaning set forth in Section 4(b)(i).

(s)  “Offered Shares” shall have the meaning set forth in Section 4(b)(i).

(t)  “Offer Notice” shall have the meaning set forth in Section 4(b)(i).

(u)  “Option” shall have the meaning set forth in Section 7(a).

(v)  “Option Shares” shall have the meaning set forth in Section 7(a).

(w)  “Permitted Transferee” shall have the meaning set forth in Section 4(c).

(x)  “Person” shall mean any individual, corporation, limited liability company, association, partnership, limited partnership, trust or estate, or government (or any agency or political subdivision thereof), or any other entity.

(y)  “Phoenix Representative” shall have the meaning set forth in Section 3(c)(i).

(z)  “Phoenix Stockholder” shall mean, collectively, Phoenix FA Holdings LLC, any Affiliate of Phoenix FA Holdings that thereafter acquires any Shares, and their respective permitted successors and assigns.

(aa)  “Proposed Transferee” shall have the meaning set forth in Section 4(b)(iii).

(bb)  “Pro Rata Share” shall have the meaning set forth in Section 4(b)(i).

(cc)  “Proxy Term” means the period from the date hereof until the termination of this Agreement pursuant to Section 2.

(dd)  “Purchase Period” shall have the meaning set forth in Section 4(b)(ii).

(ee)  “Representative” shall have the meaning set forth in Section 3(c)(ii).

(ff)  “Sale Notice” shall have the meaning set forth in Section 5(a).

(gg)  “Selling Stockholder” shall have the meaning set forth in Section 4(b)(i).

(hh)  “Shares” shall mean (1) all shares of Common Stock presently issued and outstanding, (2) any additional shares of Common Stock hereafter issued and outstanding, (3) any shares of capital stock of the Company into which such shares may be converted or for which they may be exchanged and (4) any option, warrant or other Equity Security of the

Company entitling the holder thereof to purchase Common Stock, or securities convertible into or exchangeable or exercisable for such Common Stock.

(ii)  “Steiner Representative” shall have the meaning set forth in Section 3(c)(ii).

(jj)  “Steiner Stockholder” shall mean, collectively, Jeffrey Steiner, Eric Steiner, Benjamin Steiner, Natalia F. Hercot, the Steiner Children’s Trust, the Steiner Group LLC, the Jeffrey Steiner Family Foundation, Bayswater Ventures, LP, and any Affiliate of any of the foregoing that hereinafter acquires any Shares and their respective permitted successors and assigns.

(kk)  “Third Party Purchase Period” shall have the meaning set forth in Section 4(b)(iii).

(ll)  “Transfer,” as to any Stock of the Company, shall mean to sell, or in any other way directly or indirectly transfer, assign, distribute, encumber or otherwise dispose of such Common Stock, either voluntarily or involuntarily.

(mm)  “Transferring Group” shall mean any Group proposing to Transfer any Shares and which is obligated to deliver a Offer Notice pursuant to Section 4 hereof.

SECTION 2.   DURATION OF AGREEMENT

The rights and obligations of the parties under this Agreement shall terminate at such time as either the Phoenix Stockholder or the Steiner Stockholder and their permitted successors and assigns, hold in the aggregate less than 25% of the Shares set forth on Schedule I.

SECTION 3.   ELECTION OF DIRECTORS

(a)   Election of Directors.

(i)   At any time at which Stockholders will have the right to or will vote for or consent to the election of directors of the Company, the Stockholders hereby agree to vote all Shares then owned or hereafter acquired by them in favor of the election to and maintaining a board of directors (the “Board of Directors”) consisting of at least four (4) individuals (each a “Director”) designated in the following manner:

(A)   two (2) Directors shall be designated by the Phoenix Stockholders (the “Phoenix Directors”), which Phoenix Directors are currently Philip S. Sassower and Andrea Goren, such designation to be made by the provision of notice by the Phoenix Stockholders to the Steiner Stockholders of the Director nominees designated by the Phoenix Stockholders as the Phoenix Directors;

(B)   two (2) Directors shall be designated by the Steiner Stockholders (the “Steiner Directors”), which Steiner Directors are currently Jeffrey Steiner and Eric Steiner, such designation to be made by the provision of notice by the Steiner Stockholders to the Phoenix Stockholders of the Director nominees designated by the Steiner Stockholders as the Steiner Directors.

(ii)   The foregoing Directors shall be elected at any annual or special meeting of stockholders (or by written consent in lieu of a meeting of stockholders) and shall serve until their successors are elected and qualified or until their earlier resignation or removal.  No Stockholder shall vote to remove any Director designated pursuant to subsection (a) of this Section during his or her term of office, with or without cause, unless the Stockholder that designated such Director affirmatively so votes or provides written consent to such other Stockholder to vote to remove such Director.  If the Phoenix Stockholder or the Steiner Stockholder, as the case may be, gives notice to the other that it desires to remove a Director designated by it pursuant to subsection (a) of this Section, such other Stockholder agrees to vote all of its Common Stock then owned or hereafter acquired in favor of removing such Director if a vote of holders of Common Stock is required to remove such Director.

(iii)   Any time at which Stockholders will have the right to or will vote for or consent to the election of a Director to fill a vacancy in the office of a Director designated pursuant to subsection (a) of this Section, each Stockholder agrees to vote all of its Shares then owned or hereafter acquired by it in accordance with the direction of the Stockholder that had designated pursuant to subsection (a)(i) the Director in whose office the vacancy exists.

(iv)   The Phoenix Directors and the Steiner Directors shall be entitled to such compensation as Directors, including reimbursement for expenses incurred in attending the meetings of the Board of Directors, as is determined by the Board of Directors from time to time.

(v)    The Phoenix Stockholder and the Steiner Stockholder shall request that the Board of Directors grant observer rights to two individuals to be designated from time to time by the Phoenix Stockholder and two individuals to be designated from time to time by the Steiner Stockholder.  To the extent that the Board of Directors grants such observer rights, each of the Phoenix Stockholder and Steiner Stockholder agrees that it shall not oppose or seek the removal of any observer designated by the other or seek the reduction of the other’s observer rights.  To the extent that the Board of Directors grants such observer rights to one of the Phoenix Stockholder or the Steiner Stockholder but not the other, the Stockholder receiving such grant shall nominate as an observer one designee of the other Stockholder until such time as the other Stockholder has been granted equal observer rights.

(b)   Other Matters Subject to Stockholder Vote.  The Stockholders further agree that with respect to any other proposal on which stockholders have the right to or will vote on or consent to, including the election of each Director (other than the Phoenix Directors and the Steiner Directors, which is subject to subsection (a) of this Section 3), the Stockholders (through their respective Representatives) will meet and confer (which may be in person, by phone, or in writing) for a reasonable amount of time prior to the date of the stockholder vote or consent on such proposal, in an effort to agree on how their respective Shares would be voted (whether for, against or withheld), or if such Shares would consent with respect to such proposal.  Each Stockholder shall be notified by its respective Representative as to whether an agreement was reached and, if an agreement was reached, how the Shares were agreed to be voted or if consent would be given.  The Phoenix Representative and the Steiner Representative shall, pursuant to the proxy granted under Section 3(c), vote the Shares of the Phoenix Stockholder and the Steiner Stockholder, respectively, or consent with respect to such Shares in accordance with such agreement.  With respect to each proposal as to which no agreement was reached, each of the

Phoenix Representative and the Steiner Representative agrees not to vote or consent with respect to, respectively, any of the Phoenix Stockholder’s or the Steiner Stockholder’s Shares (and each Stockholder agrees that it shall not vote or consent with respect to any of its Shares).

(c)   Proxy.

(i)    Each Stockholder that is a Phoenix Stockholder, by this Agreement, hereby constitutes and appoints Philip S. Sassower and Andrea Goren, as their representative (the “Phoenix Representative”) with full power of substitution, during and for the Proxy Term, as the Phoenix Stockholder’s true and lawful attorney and grants each Phoenix Representative an irrevocable proxy coupled with power, for and in the Phoenix Stockholder’s name, place and stead, to vote each Share owned by such Stockholder as such Stockholder’s proxy, at every meeting of the stockholders of the Company or any adjournment thereof or in connection with any written consent of the Company’s stockholders.  Such Stockholder intends the foregoing proxy to be, and it shall be, irrevocable and coupled with an interest during the Proxy Term and hereby revokes any proxies previously granted by the Stockholder with respect to the Shares.

(ii)   Each Stockholder that is a Steiner Stockholder, by this Agreement, hereby constitutes and appoints Benjamin Steiner and Eric Steiner, as its representative (the “Steiner Representative” and, together with the Phoenix Reprsentative, the “Representatives” or each individually a “Representative”) with full power of substitution, during and for the Proxy Term, as the Stockholder’s true and lawful attorney and hereby grants each Steiner Representative an irrevocable proxy coupled with power, for and in the Steiner Stockholder’s name, place and stead, to vote each Share owned by such Stockholder as such Stockholder’s proxy, at every meeting of the stockholders of the Company or any adjournment thereof or in connection with any written consent of the Company’s stockholders.  Such Stockholder intends the foregoing proxy to be, and it shall be, irrevocable and coupled with an interest during the Proxy Term and hereby revokes any proxies previously granted by the Stockholder with respect to the Shares.

(iii)   All of the Stockholders agree to vote their Shares in accordance with this Section 3.  If any Stockholder or its Representative fails or refuses to vote the Shares as required by this Section 3, then the Steiner Representative (in the case of a Phoenix Stockholder or Phoenix Representative failure or refusal) or the Phoenix Representative (in the case of a Steiner Stockholder or Steiner Representative failure or refusal) shall have an irrevocable proxy of indefinite duration pursuant to the provisions of Section 212 of the Delaware General Corporation Law, coupled with an interest, to so vote those Shares in accordance with this Section 3, and each Phoenix Stockholder and Steiner Stockholder hereby grants to the others’ Representative such irrevocable proxy.

(iv)   The Stockholders agree not to enter into any agreement or understanding with any person or entity or take any action during the Proxy Term which will permit any person or entity to vote or give instructions to vote the Common Stock in any manner inconsistent with the terms of this Section 3.  The Stockholders further agree to take such further action and execute and deliver, and cause others to execute and deliver such other instruments as may be necessary to effectuate the intent of this Agreement, including without limitation, proxies and other documents permitting, as applicable, the Phoenix Representative or the Steiner Representative, to vote the Common Stock or to direct the record owners thereof to vote the

Common Stock in accordance with this Agreement.  Without limiting the foregoing, each Stockholder will use commercially reasonable efforts to, and will instruct the record owner of the Common Stock to, deliver to, as applicable, the Phoenix Representative or the Steiner Representative, a duly executed Irrevocable Proxy in the form attached hereto as Exhibit A not later than 5 business days after the date hereof.

SECTION 4.   TRANSFER RESTRICTIONS; RIGHTS OF FIRST OFFER

(a)   Limitations.  Each Stockholder hereby agrees that such Stockholder shall not at any time during the Lock-Up Period Transfer any Shares except by Transfer to a Permitted Transferee in accordance with Section 4(c).

(b)   Procedures on Sale of Shares.  Except as permitted under Section 4(c), each Stockholder agrees that such Stockholder, and any Transferring Group of which such Stockholder is a member (A) shall not Transfer any Shares on or before the end of the Lock-Up Period, and (B) thereafter during the term of this Agreement, shall not Transfer any Shares except in accordance with the following procedures:

(i)    Right of First Offer.  The Phoenix Stockholder or the Steiner Stockholder, as applicable (the “Selling Stockholder”) may offer all but not less than all of its Shares (the “Offered Shares”) in the Company to the other Stockholders (the “Non-Selling Stockholders”), at a price, and on the terms and conditions, specified in the notice (the “Offer Notice”) to the Non-Selling Stockholders at any time (but not more than once in any 12-month period) following the Lock-Up Period.  Each Non-Selling Stockholder may (directly or acting through its Representative), within 45 days of receipt of the Offer Notice, notify (such notice, the “Exercise Notice”) the Selling Stockholder’s Representative whether it wishes to purchase all (but not less than all) of the Selling Stockholder’s Offered Shares.  In the event that more than one Non-Selling Stockholder shall send an Exercise Notice (each an “Exercising Non-Selling Stockholder”), each Exercising Non-Selling Stockholder shall purchase its Pro Rata Share of such Offered Shares, where “Pro Rata Share” shall mean that number of Shares determined by multiplying the total number of Offered Shares by a fraction (A) the numerator of which is the aggregate number of Shares then held by such Exercising Non-Selling Stockholder on an As-Converted, Fully-Diluted Basis and (B) the denominator of which is the total number of Shares then held by all Exercising Non-Selling Stockholders on an As-Converted, Fully-Diluted Basis.  By sending an Exercise Notice to the Selling Stockholder, the Exercising Non-Selling Stockholder commits itself to acquire the Offered Shares on the terms and conditions set forth on the Offer Notice and such Exercising Non-Selling Stockholder’s Shares shall be used as collateral to secure such Exercising Non-Selling Stockholder’s obligation to acquire the Offered Shares within the Purchase Period (as defined below).

(ii)   Closing.  The closing of any sale of Offered Shares under the terms of Section 4(b)(i) shall take place within 120 days after the expiration of the 45-day period set forth in Section 4(b)(i) (the “Purchase Period”) at the office of the Phoenix Stockholder’s counsel on a mutually satisfactory business day or at such other location or on such other date as shall be mutually satisfactory to the Selling Stockholder and all Exercising Non-Selling Stockholders, in their sole discretion).  The Purchase Period may be extended by up to a total of 60 days by the Exercising Non-Selling Stockholders upon notice to the Selling Stockholder if the Exercising

Non-Selling Stockholders, despite diligent efforts, are unable to complete the acquisition of all of the Offered Shares within the original 120-day period; provided that the Exercising Non-Selling Stockholders set forth in such notice the grounds for such delay and provide evidence reasonably satisfactory to the Selling Stockholder that the Exercising Non-Selling Stockholders are pursuing the closing diligently and in good faith.  Delivery of certificates or other instruments evidencing such Offered Shares duly endorsed for transfer, and free and clear of all liens, claims and encumbrances (“Liens”), to the Exercising Non-Selling Stockholders shall be made on the closing date against payment of the purchase price therefor in immediately available funds or by certified or bank check.  If the sale of the Offered Shares is not consummated within the Purchase Period, including any extension permitted hereunder by reason of a failure of any Exercising Non-Selling Stockholder, the Selling Stockholder shall be entitled to specific performance or damages, as applicable, from the Exercising Non-Selling Stockholders on a joint and several basis.

(iii)   If the Non-Selling Stockholders do not deliver an Exercise Notice or do not agree to purchase all of the Selling Stockholders’ Shares, or if the Exercising Non-Selling Stockholders do not consummate the purchase of the Offered Shares within the Purchase Period (including any extension thereof pursuant to Section 4(b)(ii)) other than by reason of a failure of the Selling Stockholder to consummate such sale, the Selling Stockholder may offer and sell all (but not less than all) of its Shares in the Company and, pursuant to Section 5, all of the Shares in the Company held by the Non-Selling Stockholders (including the Exercising Non-Selling Stockholders), to one or more third parties (each a “Proposed Transferee”) within the 180 day period (the “Third Party Purchase Period”) after (A) the expiration of the 45-day period set forth in Section 4(b)(i) if no Non-Selling Stockholder sends an effective Exercise Notice within such 45-day period or (B) if an effective Exercise Notice is sent during such 45-day period, the expiration of the Purchase Period (including any extension thereof pursuant to Section 4(b)(ii)) unless the sale of the Offered Shares to the Exercising Non-Selling Stockholders is consummated within such Purchase Period, at a price not less than and on terms and conditions no less favorable to the Selling Stockholder than those specified in the Offer Notice; provided that, if a Proposed Transferee is a Competitor, the Selling Stockholder shall exercise the same care in connection with such offer and sale to such Proposed Transferee as an ordinarily prudent person in the operation of his own business, as if such Selling Stockholder were the Company and provided further that the Selling Stockholder has provided a Sale Notice to each Non-Selling Stockholder containing the same information as specified in Section 5 (except stating whether or not the Selling Stockholder has elected to exercise its rights under Section 5) not less than 60 days prior to the expiration of the Third Party Purchase Period.  In the event that the Offered Shares are not sold by the Selling Stockholder during the Third Party Purchase Period, the right of the Selling Stockholder to sell the Offered Shares under this Section 4 shall expire and the obligations of Sections 4(b)(i)-(iii) shall be reinstated; provided that, in accordance with Section 4(b)(i), no Selling Stockholder shall be entitled to initiate an offer pursuant to Section 4(b)(i) more than once in any 12-month period.

(iv)   To the extent the Selling Stockholder does not exercise its “drag along” rights under Section 5, then, upon the request of the Non-Selling Stockholders’ Representative, the Selling Stockholder shall require any purchaser or other transferee of its Shares pursuant to this Section 4(b) who is not a Stockholder to agree in writing in advance of the Transfer to become a party to and be bound by and comply with all applicable provisions of this Agreement as (A) a Stockholder and (B) a Phoenix Stockholder (if a purchaser from or transferee of any Phoenix Stockholder) or a Steiner Stockholder (if a purchaser from or transferee of any Steiner Stockholder).

(c)   Permitted Transferees.  Notwithstanding anything to the contrary in this Agreement, any Stockholder may Transfer at any time and from time to time, all or part of such Stockholder’s Shares to:  (i) his or her ancestors, descendants, siblings or spouse, any executor or administrator of his/her estate, or to a custodian, trustee (including a trustee of a voting trust), executor or other fiduciary primarily for the account of such Stockholder or his/her ancestors, descendants, siblings or spouse, (ii)  any executor or other fiduciary primarily for the account of a non-profit organization or directly to a non-profit organization, (iii) to the extent that such Stockholder is a corporation, limited liability company or other entity, to the members or shareholders of, or other investors or Persons holding capital in, such Stockholder, (iv) to any Person in connection with any consolidation or reorganization of such Stockholder directly or indirectly with or into one or more other investment vehicles, (v) to the Company, if effected pursuant to any redemption right, including without limitation with respect to a redemption at the request of such Stockholder pursuant to any agreement regarding the repurchase of Shares by the Company or its assignees from an employee or consultant upon the termination of his or her employment or consulting relationship with the Company, (vi) to any Person in connection with any Approved Sale, or (vii) to any Affiliate of such Stockholder (each of the Persons referenced in the foregoing subsections (i) and (vii) being a “Permitted Transferee”); provided that if a Permitted Transferee is a Competitor, the Stockholder making the Transfer must exercise the same care in connection therewith as an ordinarily prudent person in the operation of his own business, as if such Stockholder were the Company.  Any Transfer otherwise permitted by this Agreement shall be further subject to and conditioned upon full compliance by the transferring Stockholder and the Permitted Transferee with each of the following conditions:  (i) each Permitted Transferee (who may be located within or without the United States) or his, her or its legal representative shall have executed documents in form and substance reasonably satisfactory to the non-transferring Stockholders (which may include a joinder to this Agreement), assuming the obligations of the transferring Stockholder under this Agreement with respect to the transferred Shares; (ii) the transferring Stockholder and the Permitted Transferee shall execute such other documents as the non-transferring Stockholders may reasonably request (or as may be required by law) in order to demonstrate compliance of any such Transfer with the provisions of this Agreement and applicable law; (iii) at the request of the non-transferring Stockholders, the non-transferring Stockholders receive an opinion of counsel reasonably acceptable to the non-transferring Stockholders (who may be counsel for any Stockholder), in form and substance satisfactory to the non-transferring Stockholders, that such Transfer does not violate any securities or other applicable laws; (iv) the Permitted Transferee shall pay all filing and recording fees, if any, and all reasonable expenses, including, without limitation, reasonable counsel fees and expenses incurred by the non-transferring Stockholders in connection with the Transfer; (v) the Permitted Transferee shall acquire the transferred Shares for its own account for investment and not with a view to the resale or distribution thereof and, by its acceptance of the Shares and the assumption of the obligations of the transferring Stockholder hereunder, the Permitted Transferee shall be deemed to so represent and warrant, and the Permitted Transferee will only Transfer the acquired transferred Shares to a Person who so similarly represents and warrants; and (vi) the transferring Stockholder shall obtain from the Permitted Transferee such other representations and warranties as the non-transferring Stockholders may require.

(d)   Notwithstanding anything in this Agreement to the contrary, no Transfer of any Shares or portion thereof by a Stockholder shall be made (i) to a Person who, in accordance with applicable law, lacks the legal capacity to own, or otherwise is prohibited from owning, any such Shares in the Company by reason of minority, incompetence or otherwise; (ii) to a Person otherwise prohibited by applicable law from entering into such transaction or holding such Shares; or (iii) which violates any other provision of this Agreement, and any such Transfer shall be void ab initio.

SECTION 5.   DRAG-ALONG RIGHTS

(a)   Approved Sale.  If at any time after the Lock-Up Period, (i) the Selling Stockholder proposes to sell to a third party who is not an Affiliate of the Company or any Stockholder all of the Shares held by the Stockholders (an “Approved Sale”), and (ii) the Selling Stockholder has complied with the provisions of Section 4 and the Non-Selling Stockholders have not elected to purchase 100% of such Selling Stockholder’s Offered Shares pursuant to Section 4(b), the Selling Stockholder may, in its sole discretion, notify (the “Sale Notice”) the Non-Selling Stockholders, in writing, of the price and the other terms and conditions (including the identity of the proposed purchaser) of such Approved Sale, which such price and other terms and conditions shall be no less favorable to the Stockholders than the terms and conditions set forth in the Offer Notice, and stating that such Selling Holder elects to exercise its rights under this Section 5.  Each Non-Selling Stockholder will take all necessary and desirable actions in connection with the consummation of such Approved Sale, and, within 20 business days of the receipt of such Sale Notice (or such longer period of time as the Selling Stockholder shall designate in such Sale Notice), the Non-Selling Stockholders shall cause all of their Shares to be sold to the purchaser identified in the Sale Notice on the same terms and conditions and for the same per share consideration as the Shares being sold by the Selling Stockholder (with appropriate adjustments for differences in conversion rates, liquidation preferences and other rights as may be applicable)

(b)   Cooperation and Consent.  In furtherance of, and not in limitation of the foregoing, in connection with any such Approved Sale, and provided that the terms and conditions of the Approved Sale applicable to the Non-Selling Stockholders are the same as for the Selling Stockholder (with appropriate adjustments for differences in conversion rates, liquidation preferences and other rights as may be applicable), each Non-Selling Stockholder will (i) consent to and raise no objections against such Approved Sale or the process pursuant to which it was arranged, (ii) waive any dissenters’ rights and other similar rights, (iii) execute and deliver all instruments and documents as reasonably directed by the Selling Stockholder and (iv) otherwise take all necessary action, including, without limitation, entering into any agreement reflecting the terms of such Approved Sale, surrendering stock certificates, giving any customary and reasonable representations and warranties given by the Selling Stockholder and executing and delivering any certificates or other documents, reasonably requested by the Selling Stockholder and its counsel, to cause the Stockholders to consummate such Approved Sale; provided, however, that no Stockholder shall be obligated in connection with such Approved Sale to indemnify the prospective transferee in an amount in excess of the net proceeds paid to such Stockholder in connection with such Approved Sale (other than as a result of a breach of the representation with respect to its ownership of, and authority to transfer, such Shares free and clear of all Liens, as to which no such limitation will apply).  All Stockholders will bear their pro rata share (based on their respective stock ownership in the Company and determined as of the closing of any Approved Sale) of the costs and expenses incurred in connection with any Approved Sale.  Costs incurred by any Stockholder on its own behalf will not be shared by other Stockholders.

(c)   Rescission.  Any such notice of Approved Sale may be rescinded by the Selling Stockholder by delivering written notice thereof to all of the Non-Selling Stockholders.

SECTION 6.   RIGHT OF PARTICIPATION IN SALES

(a)           Co-Sale Right.   If (i) any Offered Shares are not purchased pursuant to Sections 4(b)(i)-(ii) above and thereafter are to be sold by the Selling Stockholder to a Proposed Transferee (the “Proposed Transfer”) pursuant to Section 4(b)(iii) and (ii) the Selling Stockholder does not exercise its “drag along” rights under Section 5, then the Selling Stockholder shall provide a Sale Notice to each Non-Selling Stockholder containing the same information as specified in Section 5 (except stating that the Selling Stockholder has elected not to exercise its rights under Section 5), at least 45 days prior to the consummation of the Proposed Transfer.  Each Non-Selling Stockholder shall have the right, as a condition to such Proposed Transfer, to participate in such Proposed Transfer and Transfer to the Proposed Transferee all, but not less than all, of such Non-Selling Stockholder’s Shares as part of the Proposed Transfer, at the same purchase price and on the same terms and conditions specified in the applicable Sale Notice.

(b)           Notice of Intent to Participate.  If a Non-Selling Stockholder wishes to so participate in any Transfer under this Section 6, it shall notify the Selling Stockholder (through its Representative) and the other Non-Selling Stockholders (through their Representative) in writing of such intention as soon as practicable, but in any event no later than 15 days, after such Non-Selling Stockholder’s receipt of the Sale Notice pursuant to Section 6(a).  Upon giving such notice such Non-Selling Stockholder shall be deemed to have effectively exercised the right to participate in such Proposed Transfer.

(c)           Transfer to Proposed Transferee.  The Selling Stockholder and each participating Non-Selling Stockholder shall Transfer to the Proposed Transferee the Shares proposed to be Transferred to the Proposed Transferee, at not less than the price and upon other terms and conditions, if any, not more favorable to the Proposed Transferee than those in the Sale Notice provided under Section 6(a); provided, however, that any Transfer of less than all of such Shares to the Proposed Transferee shall be made from the Selling Stockholder and each participating Stockholder pro rata based upon the relative number of the Shares that the Selling Stockholder and each participating Stockholder are otherwise entitled to sell pursuant to Section 6(a).

(d)           Lapse of Restrictions.  Shares Transferred to any Proposed Transferee pursuant to this Section 6 shall not be subject to the restrictions imposed by this Agreement unless a Non-Selling Stockholder that does not elect to participate in the Proposed Transfer requests that such Shares remain subject to this Agreement, in which case the Selling Stockholder and the transferring Non-Selling Stockholders shall require that any Shares Transferred to any Proposed Transferee pursuant to this Section 6 shall remain subject to the restrictions imposed by this Agreement.

SECTION 7.   STEINER STOCKHOLDER OPTION ON SHARES OWNED BY PHOENIX STOCKHOLDER

(a)           The Phoenix Stockholder hereby grants to the Steiner Stockholder an option (the “Option”) to purchase from the Phoenix Stockholder, on the terms hereof, a number of shares of Class A Common Stock equal to up to 20% of the shares of Series A Common Stock owned by the Phoenix Stockholder on the date hereof, as set forth in Schedule I hereto, plus up to 20% of any Shares hereafter acquired by the Phoenix Stockholder (collectively, the “Option Shares”), on a relevant Exercise Date during the period (the “Exercise Period”) from the date hereof until September 5, 2009.

(b)           The Option is exercisable only by the Steiner Representative on behalf of the Steiner Stockholder, and may be exercised by the Steiner Representative, in whole or in part, at any time, or from time to time (the date of any such exercise being referred to as an “Exercise Date”), during the Exercise Period.  The Option may be repeatedly exercised by the Steiner Representative on behalf of the Steiner Stockholder, and there shall be no limit on the number of times the Option may be exercised; provided, however, that (a) the Option cannot be exercised for more than, in the aggregate, the total number of Option Shares and (b) each exercise of the Option for fewer than the number of Option Shares then remaining available under the Option shall be for at least 10,000 Shares.

(c)           In order to exercise the Option, the Steiner Representative shall give written notice to the Company of such exercise, specifying the number of Option Shares to be purchased, the Stockholders to whom the Option Shares are to be delivered and the number of Option Shares to be delivered to each such Stockholder, and the place, time and date of the closing of such purchase (the “Exercise Closing”), which date shall not be less than two business days nor more than ten business days from the date on which such notice is delivered (or such later date as necessary in order to obtain any governmental clearance or the termination of any applicable waiting period under the HSR Act.

(d)           At such exercise Closing, the Phoenix Stockholder shall deliver all of the Option Shares to be purchased by delivery of a certificate or certificates evidencing such Option Shares in the denominations and to the Stockholders designated by the Phoenix Representative in the notice required under subsection (c) of this Section 7.

(e)           The purchase price for any Option Shares purchased pursuant to an exercise of the Option shall be equal to (i) the price paid by the Phoenix Stockholder for such Option Shares, plus (ii) an amount determined by the Phoenix Stockholder, which amount shall be equal to the total costs and expenses, including legal fees, incurred by the Phoenix Stockholder in connection with the acquisition of such Option Shares (including, as applicable, the costs and expenses related to the tender offer by the Phoenix Stockholder for shares of Class A Common Stock of the Company that expired on December 18, 2007, pursuant to which the Phoenix Stockholder purchased 4,701,080 shares of Class A Common Stock of the Company), plus (iii) interest on the amount equal to the sum of (i) and (ii) at the prime rate from and including the date the Phoenix Stockholder acquired such Option Shares, to and excluding the date of the applicable Exercise Closing.  The Phoenix Stockholder shall, at each Exercise Closing, deliver the applicable Option

Shares against payment of the purchase price therefore in immediately available funds or by certified or bank check.

(f)           The Steiner Stockholder’s obligation to purchase, and the Phoenix Stockholder’s obligation to sell, any Option Shares upon the exercise of the Option is subject to the satisfaction or waiver as of the applicable Exercise Closing of the following conditions:

(i)           The Phoenix Stockholder and the Steiner Stockholder shall have obtained or made all consents, approvals, orders, licenses, permits and authorizations of, and registrations, declarations and filings with, any governmental authority or any other Person required to be obtained or made by or with respect to it in connection with such purchase or sale, as applicable (including the expiration of any applicable waiting period under the HSR Act).

(ii)           No injunction, decree or order of any governmental authority shall be in effect as of the applicable Exercise Closing, and no lawsuit, claim, proceeding or investigation shall be pending or threatened by any governmental authority as of such Exercise Closing, which would restrain or prohibit the Transfer of the applicable Option Shares pursuant to the exercise of the Option.

(iii)           The Transfer of the applicable Option Shares shall not violate, or cause the violation of, any applicable law or regulations.

The failure to satisfy (or waive) any of the foregoing conditions as of any Exercise Closing and the resulting cancellation of the purchase and sale of the Option Shares proposed to be sold by the Phoenix Stockholder on such date shall not prohibit the Steiner Representative, on behalf of the Steiner Stockholder, from again exercising the Option.

SECTION 8.   LEGEND

To the extent possible, the Stockholder shall cause each certificate or other document representing their Shares  to bear a legend in substantially the following form until such time as such Shares are no longer subject to the provisions hereof:

THE TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS AND CONDITIONS OF A STOCKHOLDERS’ AGREEMENT DATED AS OF SEPTEMBER 5, 2008, AMONG CERTAIN HOLDERS OF THE OUTSTANDING CAPITAL STOCK OF THE FAIRCHILD CORPORATION, AND MAY NOT BE SOLD OR TRANSFERRED EXCEPT IN ACCORDANCE THEREWITH.

SECTION 9.   SEVERABILITY.  In case any provision of this Agreement shall be invalid, illegal or unenforceable, by any court of law, the remaining provisions shall be severable and enforceable to the maximum extent possible in accordance with their terms.

SECTION 10.   EXPENSES.  The parties shall share equally and shall be equally responsible for the payment of all costs and expenses, including legal fees and expenses, whether incurred by the Phoenix Stockholder or the Steiner Stockholder (but excluding expenses paid by third parties), in connection with the preparation of this Agreement.  All costs and expenses, including legal fees and expenses, of any proposed Transfer of Shares hereunder shall be born by each Stockholder that proposes to Transfer any or all of its Shares in such transaction (including any proposed Transfer pursuant to the exercise of any “drag along,” “tag-along” or other rights by such Stockholder or any other Stockholder, and whether or not such Transfer is actually consummated) pro rata, in the same proportion as the number of Shares proposed to be Transferred by such Stockholder in such transaction bears to the total number of Shares proposed to be Transferred in such transaction by all Stockholders; provided that (a) the Selling Stockholder shall be liable for all such costs and expenses related to the failure to consummate any proposed sale of Offered Shares pursuant to Section 4(b)(ii) that is not consummated for any reason, other than by reason of a failure of the Exercising Non-Selling Stockholders, and (b) the Exercising Non-Selling Stockholders shall be jointly and severally liable for all such costs and expenses related to the failure to consummate any sale of Offered Shares pursuant to Section 4(b)(ii) by reason of a failure of any Exercising Non-Selling Stockholder to consummate such sale.

SECTION 11.   GOVERNING LAW.  This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York.  Each of the parties hereto irrevocably consents to the jurisdiction and venue of any court within the State of New York, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, and agrees that process may be served upon them in any manner authorized by the laws of the State of New York for such persons.

SECTION 12.   BENEFITS OF AGREEMENT.  This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns/legal representatives and heirs.

SECTION 13.   ADDITIONAL PARTIES.  For so long as this Agreement is in effect, each Stockholder:

(a)  Shall cause any Affiliate of such Stockholder which acquires any Shares in any transaction to become a party hereunder and remain subject to the duties, obligations and restrictions imposed by this Agreement as (i) a Stockholder and (ii) if an Affiliate of the Phoenix Stockholder, the Phoenix Stockholder, and if an Affiliate of the Steiner Stockholder, the Steiner Stockholder; and

(b)  Upon the request of any other Stockholder that remains a party hereto, shall cause any Person which acquires any Shares from such Stockholder to become a party hereunder.

SECTION 14.    FAILURE TO COMPLY; INJUNCTIVE RELIEF.  Any Transfer not made in compliance with the requirements of this Agreement shall be null and void ab initio.  It is acknowledged that it will be impossible to measure the damages that would be suffered by the Stockholders if a party hereto fails to comply with the provisions of this Agreement and that in the event of any such failure, the Stockholders will not have an adequate remedy at law.  The Stockholders shall, therefore, be entitled, without the necessity of posting a bond, to obtain specific performance of such defaulting party’s obligations hereunder and to obtain immediate injunctive or other equitable relief, in addition to any other remedies available at law or in equity.

Such defaulting party shall not argue, as a defense to any proceeding for such specific performance or injunctive relief, that the Stockholders have an adequate remedy at law.

SECTION 15.   NOTICES.  All notices, requests, consents and other communications required or permitted hereunder shall be in writing and shall be delivered either by hand, by messenger or by recognized overnight courier (with signature required), or sent via facsimile, computer mail or other electronic means from which a record may be created, addressed to the applicable Stockholder at its address set forth in Schedule I hereto, or such other address as such Stockholder may specify by notice to each other Stockholder.  All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given when actually received or when receipt is refused, it being understood by the parties that a confirmation of receipt for the addressee provided by a recognized overnight courier service shall constitute actual receipt by such addressee for purposes of such notice.

SECTION 16.   MODIFICATION.   Except as otherwise provided herein, neither this Agreement nor any provision hereof may be modified, changed, discharged or terminated except by an instrument in writing signed by the party against whom the enforcement of any modification, change, discharge or termination is sought.

SECTION 17.   CAPTIONS.  The captions herein are inserted for convenience only and shall not define, limit, extend or describe the scope of this Agreement or affect the construction hereof.

SECTION 18.   NOUNS AND PRONOUNS.  Whenever the context may require, any pronouns used herein shall include the corresponding masculine, feminine or neuter forms, and the singular form of names and pronouns shall include the plural and vice-versa.

SECTION 19.   MERGER PROVISION.  This Agreement constitutes the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings of the parties in connection therewith.

SECTION 20.   COUNTERPARTS.  This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same instrument.  Delivery of an executed counterpart by fax shall be effective as delivery of a manually executed counterpart.

SECTION 21.   NO PRIOR AGREEMENTS.  No prior agreements, whether oral or written relating to any of the subject matter herein exists between or among any of the parties hereto.

SECTION 22.   ADJUSTMENTS FOR STOCK SPLITS, ETC.   Wherever in this Agreement there is a reference to a specific number of shares of Common Stock or other capital stock of the Company of any class or series, then, upon the occurrence of any subdivision, combination or stock dividend of such class or series of stock, the specific number of shares so referenced in this Agreement shall automatically be proportionally adjusted to reflect the effect on the outstanding shares of such class of stock by such subdivision, combination or stock dividend.

SECTION 23.   RULES OF USAGE.  In this Agreement, unless a clear intention appears otherwise:  (a) the singular number includes the plural number and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are not prohibited by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually; (c) reference to any agreement, document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof; (d) reference to any law means such law as amended, modified, codified, replaced or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder; (e) “hereunder,” “hereof,” “hereto,” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Section or other provision hereof; (f) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding such term; (g) “or” is used in the inclusive sense of “and/or”; (h) with respect to the determination of any period of time, “from” means “from and including” and “to” means “to but excluding”; (i) references to documents, instruments or agreements shall be deemed to refer as well to all addenda, exhibits, schedules or amendments thereto; (j) article and section headings herein are for convenience only and shall not affect the construction hereof; and (k) references to any sections of this Agreement shall include every subsection thereof unless otherwise expressly excluded.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day, month and year first above written.

PHOENIX STOCKHOLDER

PHOENIX FA HOLDINGS LLC,

By:	SG Phoenix Ventures IV LLC,
its Managing Member

By:	/s/ Andrea Goren
Andrea Goren
Member

STEINER STOCKHOLDER

/s/ Jeffrey J. Steiner
Jeffrey J. Steiner

/s/ Eric I. Steiner
Eric I. Steiner

/s/ Benjamin Steiner
Benjamin Steiner

/s/ Natalia F. Hercot
Natalia F. Hercot

THE STEINER CHILDREN’S TRUST

By:	/s/ Eric I. Steiner
Eric I. Steiner
Trustee

Signature page to Stockholders' Agreement

THE STEINER GROUP LLC

By:	/s/ Eric I. Steiner
Eric I. Steiner
Co-Manager

JEFFREY STEINER FAMILY FOUNDATION

By:	/s/ Jeffrey J. Steiner
Jeffrey J. Steiner
President and Director

BAYSWATER VENTURES, LP

By:	Jorvain Limited,
its General Partner

By:	/s/ Eric I. Steiner
Eric I. Steiner
Director

PHOENIX REPRESENTATIVE

/s/ Philip Sassower
Philip Sassower, as Phoenix Representative

/s/ Andrea Goren
Andrea Goren, as Phoenix Representative

Signature page to Stockholders' Agreement

STEINER REPRESENTATIVE

/s/ Eric I. Steiner
Eric I. Steiner, as Steiner Representative

/s/ Benjamin Steiner
Benjamin Steiner, as Steiner Representative

Signature page to Stockholders' Agreement

EXHIBIT A

Form of Irrevocable Proxy

SCHEDULE I

Stockholders

Name of Stockholder	Number of Shares of Class A Common Stock	Number of Shares of Class B Common Stock

Phoenix FA Holdings LLC	6,959,288	None

Jeffrey Steiner	22,394	15,000

Eric Steiner	161,137	15,000

Benjamin Steiner	19,750	15,000

Natalia F. Hercot	51,837	15,000

The Steiner Children’s Trust	80,000	None

The Steiner Group LLC	3,193,688	2,533,996

Jeffrey Steiner Family Foundation	2,400	None

Bayswater Ventures, LP	442,754	None

Schedule I-1

Address for Notices

Phoenix Stockholder

Phoenix FA Holdings LLC
110 East 59th Street
New York, New York 10022
Attn:        Andrea Goren
Tel:           (212) 759-1909
Fax:           (212) 319-4970

Phoenix Representative

Philip Sassower and Andrea Goren
c/o Phoenix FA Holdings LLC
110 East 59th Street
New York, New York 10022
Tel:           (212) 759-1909
Fax:           (212) 319-4970

Steiner Stockholder

For each of Jeffrey Steiner, Eric Steiner, Benjamin Steiner and Natalia Hercot, to:

[Name of Applicable Stockholder]
c/o The Fairchild Corporation
1750 Tysons Boulevard, Suite 1400
McLean, Virginia 22102
Tel:       (703) 478-5800
Fax:       (703) 478-5775

For The Steiner Children’s Trust, to:

The Steiner Children’s Trust
c/o The Fairchild Corporation
1750 Tysons Boulevard, Suite 1400
McLean, Virginia 22102
Attn:   Eric I. Steiner, Trustee
Tel:      (703) 478-5800
Fax:      (703) 478-5775

Schedule I-2

For The Steiner Group LLC, to:

The Steiner Group LLC
c/o The Fairchild Corporation
1750 Tysons Boulevard, Suite 1400
McLean, Virginia 22102
Attn:    Eric I. Steiner
Tel:       (703) 478-5800
Fax:       (703) 478-5775

With a copy to:

The Steiner Group LLC
c/o Withers Bergman LLP
157 Church Street, 19th Floor
New Haven, Connecticut 06510
Attn:    Von E. Sanborn
Tel:       (203) 974-0363
Fax:       (203) 785-8127

For The Jeffrey Steiner Family Foundation, to:

The Jeffrey Steiner Family Foundation
c/o The Fairchild Corporation
1750 Tysons Boulevard, Suite 1400
McLean, Virginia 22102
Attn:    Jeffrey J. Steiner
Tel:       (703) 478-5800
Fax:       (703) 478-5775

With a copy to:

(by mail)
The Jeffrey Steiner Family Foundation
c/o Ben Seltzer
P.O. Box 3059
Westport, Connecticut 06880
Fax:       (203) 227-3336

(by courier)
The Jeffrey Steiner Family Foundation
c/o Ben Seltzer
8 Horshoe Lane
Westport, Connecticut 06880

Schedule I-3

For Bayswater Ventures, LP, to:

Bayswater Ventures, LP
c/o The Fairchild Corporation
1750 Tysons Boulevard, Suite 1400
McLean, Virginia 22102
Attn:    Eric I. Steiner
Tel:       (703) 478-5800
Fax:       (703) 478-5775

With a copy to:

Bayswater Ventures, LP
c/o Withers Bergman LLP
430 Park Avenue, 10th Floor
New York, New York 10022
Attn:    Michael Ben-Jacob
Tel:       (212) 848-9801
Fax:       (212) 848-9888

Steiner Representative

Eric I. Steiner and Benjamin Steiner
c/o The Fairchild Corporation
1750 Tysons Boulevard, Suite 1400
McLean, Virginia 22102
Tel:           (703) 478-5800
Fax:           (703) 478-5775

Schedule I-4

Exhibit C

IRREVOCABLE PROXY

The undersigned (the “Holder”) hereby irrevocably appoints each of Philip Sassower and Goren (the “Phoenix Representative”) having an address at 110 East 59th Street, Suite 1901, New York, New York 10022 as the attorney and proxy of the undersigned, with full power of substitution and revocation, to vote in such manner as such attorney and proxy or his substitute shall in his sole discretion deem proper, and otherwise act with respect to all of the Class A Common Stock, par value $0.10 per share (the “Class A Common Stock”), and Class B Common Stock, par value $0.10 per share (the “Class B Common Stock”), of The Fairchild Corporation (the “Company”) now or hereafter owned by the undersigned, including, but not limited to all Class A Common Stock and Class B Common Stock of the Company issuable upon exercise or conversion of any options, warrants, common stock, preferred stock or other securities, or upon declaration by the Company of any stock splits or stock dividends, which the undersigned is entitled to vote at any meeting (whether annual or special and whether or not adjourned) of the Company or otherwise, to express consent without a meeting and to otherwise represent the Class A Common Stock and Class B Common Stock.

This Irrevocable Proxy shall be binding upon the Holder and such Holder’s representatives, administrators, successors and assigns.  In pursuance of this Irrevocable Proxy, the Holder shall execute, acknowledge and deliver, or will cause to be executed, acknowledged and delivered, all such further instruments as may be required to grant and confirm to the Phoenix Representative its proxy for the securities.

In the event that this Irrevocable Proxy is held to be invalid, the Holder agrees to vote or execute consents as to all the Shares in accordance with the Phoenix Representative’s instructions.

The undersigned for itself and its representatives, administrators, successors and assigns (each a “Releasing Party”) hereby waives, releases and discharges and promises never to assert any claim or charge which any Releasing Party may have against the Phoenix Representative arising out of or related to any action or failure to act (including but not limited to any vote or consent or failure to vote or consent) of the Phoenix Representative under this irrevocable proxy except, and only to the extent, that such claim or charge arises directly from the bad faith or willful misconduct of the Phoenix Representative.

This Irrevocable Proxy is coupled with an interest and shall be irrevocable to the full extent permitted by law, including Section 609(f)(1) of the New York Business Corporation Law, and shall revoke any other proxy granted by the undersigned at any time with respect to such securities.

If any provision of this Irrevocable Proxy shall be determined to be illegal or unenforceable by a court of law, the remaining provisions shall be severable and enforceable in accordance with their terms.  This Irrevocable Proxy shall be governed by the laws of the State of New York.

IN WITNESS WHEREOF this Irrevocable Proxy has been executed on this 17th day of September, 2008.

PHOENIX STOCKHOLDER PHOENIX FA HOLDINGS LLC,
By:	SG Phoenix Ventures IV LLC, its Managing Member
	By:	/s/ Andrea Goren
Andrea Goren Member